UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                        DATA SYSTEMS NETWORK CORPORATION
- --------------------------------------------------------------------------------
                                (Name of issuer)


                     COMMON STOCK, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of class of securities)


                                   237891-10-6
- --------------------------------------------------------------------------------
                                 (CUSIP number)


                               Joseph P. Mullaney
                                  SofTech, Inc.
                           3260 Eagle Park Drive, N.E.
                             Grand Rapids, MI 49505
                                 (616) 957-2330
- --------------------------------------------------------------------------------
      (Name, address and telephone number of person authorized to receive notices and communications)


                               September 12, 1996
- --------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box    [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 7 Pages)

- --------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 237891-10-6                                          Page 2 of 7 Pages


 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      SofTech, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      00

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Commonwealth of Massachusetts

    NUMBER OF              7     SOLE VOTING POWER

     SHARES                      540,000 - See Item 5(b)

  BENEFICIALLY             8     SHARED VOTING POWER

  OWNED BY EACH                  None - See Item 5(b)

    REPORTING              9     SOLE DISPOSITIVE POWER

     PERSON                      540,000

      WITH                10     SHARED DISPOSITIVE POWER

                                 None

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      540,000 shares of Common Stock

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.9%

14    TYPE OF REPORTING PERSON *

      CO



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 237891-10-6                                          Page 3 of 7 Pages


Item 1.  Security and Issuer.

     The security to which this statement relates is the common stock, par value $.01 per share (the "Common Stock" or the "Securities"), of Data Systems Network Corporation, a Michigan corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 34705 West 12 Mile Road, Suite 300, Farmington Hills, MI 48331.


Item 2.  Identity and Background.

1.   (a)  SofTech, Inc., a Massachusetts corporation ("SofTech")
     (b)  3260 Eagle Park Drive, N.E., Grand Rapids, MI 49505
     (c) SofTech's principal business is acting as a reseller of computer-aided design software and related hardware and services, which business is principally carried out at the address above in (b).
     (d)  No
     (e)  No
     (f)  N/A

2.   (a)  Norman L. Rasmussen
     (b)  Business Address: 3260 Eagle Park Drive, N.E., Grand Rapids, MI 49505
     (c) Director of SofTech, the principal business and address of which are set forth above under Item 2(1) (b) and (c).
     (d)  No
     (e)  No
     (f)  U.S.A.


3.   (a)  Mark R. Sweetland
     (b)  Business Address: 3260 Eagle Park Drive, N.E., Grand Rapids, MI 49505
     (c) President, Chief Executive Officer and Director of SofTech, the principal business and address of which are set forth above under Item 2(1) (b) and (c).
     (d)  No
     (e)  No
     (f)  U.S.A.


4.   (a)  Joseph P. Mullaney
     (b)  Business Address: 3260 Eagle Park Drive, N.E., Grand Rapids, MI 49505
     (c) Vice President, Treasurer and Chief Financial Officer of SofTech, the principal business and address of which are set forth above under Item 2(1) (b) and (c).
     (d)  No
     (e)  No
     (f)  U.S.A.

CUSIP No. 237891-10-6                                          Page 4 of 7 Pages


5.   (a)  Jean J. Croteau
     (b)  Business Address: 3260 Eagle Park Drive, N.E., Grand Rapids, MI 49505
     (c) Vice President of Business Operations of SofTech, the principal business and address of which are set forth above under Item 2(1) (b) and (c)
     (d)  No
     (e)  No
     (f)  U.S.A.


6.   (a)  Glenn P. Strehle
     (b)  Business Address: 3260 Eagle Park Drive, N.E., Grand Rapids, MI 49505
     (c) Director of SofTech, the principal business and address of which are set forth above under Item 2(1) (b) and (c) and Vice President for Finance and Treasurer of Massachusetts Institute of Technology, which has as its principal business the administration of a private university, which business is principally carried out at 77 Massachusetts Ave, Cambridge MA 02139
     (d)  No
     (e)  No
     (f)  U.S.A.


7.   (a)  Joseph C. McNay
     (b)  Business Address: 3260 Eagle Park Drive, N.E., Grand Rapids, MI 49505
     (c) Director of SofTech, the principal business and address of which are set forth above under Item 2(1) (b) and (c) and Chairman of Essex Investment Management Company, which has as its principal business providing investor advisory and financial management services, which business is principally carried out at 125 High Street, Boston, MA 02109
     (d)  No
     (e)  No
     (f)  U.S.A.


8.   (a)  Timothy Weatherford
     (b)  Business Address: 3260 Eagle Park Drive, N.E., Grand Rapids, MI 49505
     (c) Director of SofTech, the principal business and address of which are set forth above under Item 2(1) (b) and (c), and Sales Manager of Information Decisions, Incorporated (a subsidiary of SofTech) which has as its principal business acting as a reseller of computer-aided design software, which business is principally carried out at 3260 Eagle Park Drive, N.E., Grand Rapids, MI 49505.
     (d)  No
     (e)  No
     (f)  U.S.A.


Item 3.  Source and Amount of Funds or Other Consideration.

     On September 12, 1996, SofTech's wholly-owned subsidiaries Information Decisions, Incorporated ("IDI") and Systems Constructs, Inc. ("SCI") sold certain assets (the "Sale") of their Network Systems Group to the Issuer. Pursuant to the terms of the Asset Purchase Agreement dated as of September 12, 1996 (the "Asset Purchase Agreement"), SofTech received 540,000 shares of the Common Stock of the Company and $890,000 cash, subject to post-closing adjustments, in exchange for the assets purchased.

CUSIP No. 237891-10-6                                          Page 5 of 7 Pages


Item 4.  Purpose of Transaction.

     The purpose of the Sale was to divest the Network Systems Group as part of a business plan to focus on developing SofTech's other major division, the computer-aided design ("CAD") division. SofTech acquired the Securities in connection with the Sale. SofTech is holding the Securities for distribution to its shareholders as soon as the mechanics and regulatory issues regarding the distribution can be finalized. SofTech has agreed in the Asset Purchase Agreement to vote the Securities as described in Item 5(b).

     Except as described above, SofTech does not have has any present plan or proposal which relates to or would result in:

     (a) the acquisition of additional securities of the Company, or the sale of securities of the Company;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  any action similar to any of those enumerated above.


Item 5.  Interest in Securities of Issuer.

     (a) SofTech is the record holder of 540,000 shares of Common Stock, representing approximately 19.9% of the number of shares of Common Stock of the Issuer currently outstanding.

CUSIP No. 237891-10-6                                          Page 6 of 7 Pages


     (b) SofTech has sole voting and dispositive power with respect to the 540,000 shares of Common Stock of the Issuer that it holds. SofTech agreed in the Asset Purchase Agreement that from September 12, 1996 until the earlier of three years from the date thereof or such time as SofTech shall have distributed or sold all such shares (including any shares acquired from the Company pursuant to a stock split, stock dividend, recapitalization or otherwise), it would not
(i) acquire "beneficial ownership" (as such term is defined under Section 13(d) of the Securities Exchange Act of 1934) of any shares of the Company's Common Stock other than from the Company, (ii) participate in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the SEC) to vote any voting securities of the Company; (iii) form, join or participate in a "group" (as defined under the Securities Exchange Act of 1934) or otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company; (iv) vote such shares other than in the same manner and proportion (whether for, against or abstaining on any proposal) as the other shareholders of the Company vote shares with respect to any matter submitted to the shareholders of the Company (or, if the board of directors of SofTech determines in good faith that its fiduciary duties so require, not to vote such shares in any manner on such a proposal); or (v) transfer voting rights with respect to such shares.

     (c) Except for the purchase of the Securities reported above, SofTech has not effected any transactions in the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     SofTech is a party to the Asset Purchase Agreement (Exhibit A hereto) and a related Registration Rights Agreement (Exhibit B hereto) pursuant to which SofTech has been granted certain registration rights and the Securities are subject to certain restrictions on transfer, all as more fully described in such agreements.


Item 7.  Material to be Filed as Exhibits.

     The following documents are filed as exhibits to this statement:

     Exhibit A      Asset Purchase Agreement, dated as of September 12, 1996, by and among the Company, SofTech, IDI and SCI, incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SofTech on September 23, 1996.

     Exhibit B      Registration  Rights  Agreement,  dated  as of September 12,
                    1996, by and between SofTech and the Company, incorporated herein by reference to Exhibit 2.2 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SofTech on September 23, 1996.

CUSIP No. 237891-10-6                                          Page 7 of 7 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 23, 1996                 SofTech, Inc.

                                          /s/  Joseph P. Mullaney
                                          --------------------------------------
                                          Joseph P. Mullaney
                                          Vice  President,  Treasurer and  Chief
                                          Financial Officer